Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(d)

Registration No. 333-230087

March 6, 2019

Delta Air Lines, Inc. (“Delta”)

(NYSE Symbol: DAL)

2019-1 Pass Through Trusts

Class AA and Class A Pass Through Certificates, Series 2019-1

Pricing Supplement dated March 6, 2019 to the preliminary prospectus supplement dated March 6, 2019 (the “Preliminary Prospectus Supplement”) relating to the Class AA Certificates and the Class A Certificates referred to below of Delta.

The information in this Pricing Supplement amends and supplements the Preliminary Prospectus Supplement to provide for the concurrent offerings of the Class AA Certificates and the Class A Certificates pursuant to, and on the terms and conditions described in, the Preliminary Prospectus Supplement. The information in this Pricing Supplement supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Securities:	Class AA Pass Through Certificates, Series 2019-1AA (the “Class AA Certificates”)	Class A Pass Through Certificates, Series 2019-1A (the “Class A Certificates”)

Amount:	$425,000,000	$75,000,000

Public Offering Price:	100%	100%

CUSIP:	24737B AA3	24737R AA8

ISIN:	US24737BAA35	US24737RAA86

Coupon/Stated Interest Rate:	3.204%	3.404%

Regular Distribution Dates:	April 25 and October 25 of each year, commencing on October 25, 2019

Make-Whole Spread Over Treasuries:	0.125%	0.150%

Liquidity Provider Rating:	The Liquidity Provider currently meets the Liquidity Threshold Rating requirement.

Initial “Maximum Commitment” under the Liquidity Facilities:	$22,014,150	$4,127,350

Spread to Benchmark Treasury:	+70 bps	+ 90 bps

Benchmark Treasury Price and Yield:	99-12 3⁄4 / 2.504%

Benchmark Treasury:	2.375% UST due February 29, 2024

Underwriters Purchase Commitments:
Credit Suisse Securities (USA) LLC	$74,377,000	$13,128,000
Citigroup Global Markets Inc.	$74,375,000	$13,125,000
Deutsche Bank Securities Inc.	$74,375,000	$13,125,000
Wells Fargo Securities, LLC	$74,375,000	$13,125,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$13,222,000	$ 2,333,000
Barclays Capital Inc.	$13,222,000	$ 2,333,000

BNP Paribas Securities Corp.	$13,222,000	$2,333,000
Goldman Sachs & Co. LLC	$13,222,000	$2,333,000
J.P. Morgan Securities LLC	$13,222,000	$2,333,000
Morgan Stanley & Co. LLC	$13,222,000	$2,333,000
PNC Capital Markets LLC	$13,222,000	$2,333,000
SMBC Nikko Securities America, Inc.	$13,222,000	$2,333,000
Standard Chartered Bank	$13,222,000	$2,333,000
C.L. King & Associates, Inc.	$ 4,250,000	$ 750,000
Siebert Cisneros Shank & Co., L.L.C.	$ 4,250,000	$ 750,000

Aggregate Underwriting Commission:	$5,000,000

Concession to Selling Group Members:	0.50%	0.50%

Discount to Brokers/Dealers:	0.25%	0.25%

Settlement:	March 13, 2019 (T+5) closing date, the 5th business day following the date hereof.

Delta has filed a registration statement (No. 333-230087) (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Delta has filed with the SEC for more complete information about Delta and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.